06008511

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED APR 1 8 2006

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC FILE NUMBER
8- 43227

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coastal Securities, L. P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5555 San Felipe, Suite 2200
(No. and Street)

Houston (City) Tx (State) 77056 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amanda C. Beltran 713-435-4319
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McDonald, Fox & Lund, P.C.
(Name – *if individual, state last, first, middle name*)

24 Greenway Plaza, Suite 1800 (Address) Houston (City) TX (State) 77046 (Zip Code)

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 30 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Amanda C. Beltran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coastal Securities L.P., as of December 31 20 05 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RONNIE CORTEZ
MY COMMISSION EXPIRES
November 22, 2008

Notary Public

Signature

V. P./Controller

Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ✓ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

COASTAL SECURITIES, L.P.
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1.
December 31, 2005

NET CAPITAL		
Partnership capital, as reported on statement of financial condition		$ 28,237,841
Less nonallowable assets:		
Fixed assets, net		89,246
Other receivables		448,195
Interest and loan principal receivable		531,733
Other assets		1,422,435
Less other deductions, SBA premium haircuts		4,639,564
Net capital before haircuts on securities positions		21,106,668
Less haircuts:		
Exempted securities		507,994
Net capital	**(1)**	$ 20,598,674
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities as from statement of financial condition		$ 11,200,884
Add collateral pledged by related party		-
Aggregate indebtedness		$ 11,200,884
Net capital requirements (greater of 6.67% of aggregate indebtedness or $250,000)		$ 746,726
Net capital in excess of required amount		$ 19,851,948
Ratio of aggregate indebtedness to net capital		.54 to 1

The accompanying notes are an integral part of the financial statements.

COASTAL SECURITIES, L.P.
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1. (Continued)
December 31, 2005

(1) Net Capital does not agree with the net capital amount per the January 26, 2006 Focus Report due to the following:

Net Capital per the January 26, 2006 Focus Report	$ 22,155,027
Adjustment to fixed assets to reconcile to year-end detail	(24,975)
Adjustment to reconcile payable to clearing organization and other accrued liabilities	(1,298,897)
Adjustment to distributions payable to partners	(232,481)
Net Capital from page 17 of auditors' Financial Report	$ 20,598,674